Exhibit 99.40
MATERIAL CHANGE REPORT
Regulation 51-102 Respecting Continuous Disclosure Obligations
FORM 51-102F3
Item 1	Name and Address of Company

THERATECHNOLOGIES INC. (“Theratechnologies” or the “Company”) 2310 Alfred-Nobel Boulevard Montreal, Québec Canada H4S 2B4

Item 2	Date of Material Change

February 10, 2010.

Item 3	News Release

A news release describing the nature and substance of the material change was issued on “Marketwire” on February 10, 2010. A copy of the news release is available at SEDAR website at www.sedar.com.

Item 4	Summary of Material Change

Theratechnologies announced on February 10, 2010 that its Board of Directors adopted a shareholder rights plan agreement dated February 10, 2010 by and between the Company and Computershare Trust Company of Canada (the “Rights Plan”), effective at the close of trading on the same day. The Rights were issued on the same day to holders of record on February 9, 2010 at the close of the stock markets. Shareholders will be asked to approve the Plan at the Company’s next annual and special meeting to be held on March 25, 2010 (the “Shareholders’ Meeting”). The Plan, if approved by the shareholders, will expire at the close of the Company’s annual meeting of shareholders in 2013.

Item 5	Full Description of Material Change

On February 10, 2010, the Company announced that it had adopted the Rights Plan, effective as of that date.

The Rights Plan is designed to provide adequate time for the Board of Directors and the shareholders to assess an unsolicited takeover bid for Theratechnologies, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares.

The following text provides a summary of the principal terms of the Rights Plan and is provided subject to the terms and conditions thereof. A complete copy of the Shareholder Rights Plan Agreement is available at www.sedar.com.

Term of the Rights Plan

The Rights Plan came into effect on February 10, 2010. The Rights were issued on the same day to holders of record on February 9, 2010 at the close of the stock markets. Shareholders will be asked to approve the Rights Plan at the Company’s next annual and special meeting to be held on March 25, 2010. The Rights Plan, if approved by the shareholders, will expire at the close of the Company’s annual meeting of shareholders in 2013.

Issue of Rights

In order to implement the Rights Plan, the Board of Directors authorized the Company to issue one right in respect of each common share (the “Common Share”) outstanding as of 6:00 p.m. (Montreal time) on February 9, 2010 (the “Effective Date”). One Right will also be issued and attached to each subsequently issued Common Share.

Rights-Exercise Privilege

The Rights will be separate from the Common Shares to which they are attached and will become exercisable at the time (the “Separation Time”) that is ten business days after the earlier of: (i) the first date of public announcement that an “Acquiring Person” (as defined below) has become such; (ii) the date of commencement of, or first public announcement in respect of, a takeover bid which will permit an offeror to hold 20% or more of the Common Shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a “Permitted Bid” as defined below); (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid; or (iv) such other date as may be determined in good faith by the Board of Directors.

The acquisition permitting a person (an “Acquiring Person”), including others acting jointly or in concert with such person, to hold 20% or more of the outstanding Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event.” Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement (the “Common Share Acquisition Date”) by the Company or an Acquiring Person that an Acquiring Person has become such, will become null and void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Common Share Acquisition Date, each Right (other than those held by the Acquiring Person) will permit the holder to purchase for the exercise price, that number of shares determined as follows: a value of twice the exercise price divided by the average weighted market price for the last 20 trading days preceding the Common Share Acquisition Date. The exercise price is currently $25 per Right, subject to adjustment in accordance with the Rights Plan.

To the knowledge of the senior executives of the Company, as of February 9, 2010, no natural or legal person owns or owned 20% or more of the Common Shares.

The Issue of Rights is not initially dilutive. Upon the occurrence of a Flip-in Event and the separation of the Rights from the attached shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into lock-up agreements with the shareholders of the Company whereby such shareholders agree to tender their shares to the takeover bid (the “Lockup Bid”) without a Flip-in Event occurring. Any such agreement must permit or must have the effect to permit the shareholder to withdraw the shares to tender to another takeover bid or to support another transaction that exceeds the value of the Lock-up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Effective Date. Rights are also attached to shares outstanding on the Effective Date, although share certificates will not bear such a legend. Prior to the Separation Time, Rights will not be transferable separately from the attached shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the shares.

“Permitted Bid” Requirements

A “Permitted Bid” is a takeover bid that does not trigger the exercise of Rights. A “Permitted Bid” is a bid that aims to acquire shares which, together with the other securities beneficially owned by the bidder, represent not less than 20% of the outstanding Common Shares, which bid is made by means of a takeover bid circular and satisfies the following requirements:
(i)	the bid must be made to all holders of Common Shares;

(ii)	the bid must include a condition without reservation providing that no share tendered pursuant to the bid will be taken up prior to the expiry of a period of not less than 60 days and only if at such date more than 50% in aggregate of the outstanding shares held by the shareholders other than the bidder, its associates and affiliates, and persons acting jointly or in concert with such persons (the “Independent Shareholders”) have been tendered pursuant to the bid and not withdrawn;

(iii)	if more than 50% in aggregate of the shares held by Independent Shareholders are tendered to the bid within the 60-day period, the bidder must make a public announcement of that fact and the bid must remain open for deposits of shares for an additional 10 business days from the date of such public announcement.

Waiver and Redemptions

The Board of Directors acting in good faith may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event that would result from a takeover bid made by way of takeover bid circular to all holders of shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event. The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Common Shares within 14 days or any other period that may be specified by the Board of Directors. At any time prior to the occurrence of a Flip-in Event, the Board of Directors may, subject to the prior approval of the holders of Common Shares, elect to redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 per right.

Exemption for Investment Managers

Investment managers (for client accounts), trust companies and pension funds (acting in their capacity as trustees and administrators) acquiring shares permitting them to hold 20% or more of the Common Shares are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Supplements and Amendments

The Company is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or to maintain the validity of the Rights Plan as a result of changes in laws or regulations. Prior to the Shareholders’ Meeting, the Company is authorized to amend or supplement the Rights Plan as the Board of Directors may in good faith deem necessary or advisable. The Company will issue a press release relating to any material amendment made to the Rights Plan prior to the Shareholders’ Meeting and will advise the shareholders of any such amendment at the Shareholders’ Meeting. Material amendments or supplements to the Rights Plan will require, subject to the regulatory authorities, the prior approval of the shareholders or, after the Separation Time, holders of Rights.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Company at (514) 336-4804, ext. 288.

Item 9	Date of Report

February 11, 2010